
April 22, 2015

Dean Zanetos
Chief Executive Officer and Chairman
Broadcast 3DTV, Inc.
1020 Hollywood Way
Suite 120
Burbank, CA 91505

   Re: Broadcast 3DTV, Inc.
     Amendment No. 2 to Offering Statement on Form 1-A
     Filed March 27, 2015
     File No. 024-10422

Dear Mr. Zanetos:

  We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 19, 2014 letter.

General

1. We note your response to comment 3 of our prior letter. In the last sentence of the second paragraph and the third full paragraph of your proposed, revised "Compliance with Securities Laws" risk factor, you include language that appears to be mitigating disclosure. Mitigating disclosure is not appropriate in risk factor disclosure. Please advise or revise accordingly.

Part I – Notification Under Regulation A, page 2

Item 1. Significant Parties, page 2

2. We note that you have listed on page 3 that Alternative Securities Market, LLC is a broker-dealer. Please revise this section and the offering circular throughout to clarify that Alternative Securities Market, LLC is not a registered broker-dealer. Please also clarify throughout the offering that until Alternative Securities Market, LLC completes the registration process to become a registered broker-dealer securities cannot be offered and sold through Alternative Securities Market, LLC.

Item 4. Jurisdictions in which Securities are to be Offered, page 3

3. We note your disclosure that prospective investors must complete a Subscription Agreement and wire funds to the company in accordance with its terms. We note that a form subscription agreement filed as Exhibit O references that the subscription amount will be paid directly to the company. We note, however, that this is a minimum/maximum offering. In this regard, you state on page 13 that after you receive the minimum amount of capital all investor funds will be transferred from "the Company's Escrow Account" to the company. Please reconcile your disclosure on page 13 that investor funds will be placed in an escrow account with the disclosure here and in the subscription agreement that funds will be paid directly to the company.

Item 7. Marketing Arrangement, page 6

4. We note your disclosure in this section that you have entered into a Broker-Dealer marketing arrangement with Alternative Securities Markets, LLC. We note that in the broker-dealer placement agent selling agreement filed as Exhibit L it states that Alternative Securities Market, LLC is a member of FINRA. Please revise your exhibit to clarify that Alternative Securities Market, LLC is neither a registered broker-dealer nor a member of FINRA.

Part II – Offering Circular, page 7

Item 1. Cover Page

5. We reissue our prior comment 13 in part. Please revise your cover page to name Alternative Securities Markets Group Corporation as an underwriter. Refer to Item 1(g) of Model B of Form 1-A.

6. Please revise your coverpage to reflect that this is a minimum/maximum offering. In this regard, revise your cover page to disclose the minimum amount of securities being offered.

Item 2. Distribution Spread

7. Please revise to disclose your escrow, trust or similar arrangements. Refer to Item 2(a) of Model B of Form 1-A.

8. We reissue our prior comment 17. Please disclose in a footnote to the table the amount of the expenses of the offering to be borne by the company, as required by Item 2(c) of Form 1-A.

Item 3. Summary Information, Risk Factors and Dilution, page 11

Compliance with Securities Laws, page 17

9. Please file a copy of the California Cease and Desist Letter as an exhibit with the next amendment.

Item 4. Plan of Distribution, page 19

10. You state that you will use a website operated by ASM "as an online portal and information management tool" in connection with the offering. Please disclose in what way this website will be used as "an online portal and information management tool" in connection with this offering.

Notice Regarding Agreement to Arbitrate, page 18

11. We note your disclosure regarding the mandatory arbitration provision in your subscription agreement. Please include a discussion of the provision's potential effect on the ability of shareholders to bring actions, including class actions, under the federal securities laws. We may have further comment.

Item 4. Plan of Distribution, page 19

12. Please revise this section to clarify the use of an escrow account until the minimum offering amount is reached and briefly describe the material terms of the escrow arrangement, including the identity of the escrow agent. Refer to Item 4(e)(1) of Model B of Form 1-A. Your revised disclosure should also address your compliance with the provisions of Rules 10b-9 and 15c2-4 under the Securities Exchange Act of 1934. These rules outline, among other things, antifraud provisions concerning the return of funds to subscribers and the transmission of proceeds of an offering to a seller. Lastly, please file the escrow agreement as an exhibit.

Item 5. Use of Proceeds, page 20

13. We note your use of the term "managing members" throughout the offering circular. We note that you currently only have officers and two directors. Please revise the offering circular to eliminate use of the term "managing members" or advise us why you believe this term is appropriate.

Item 6. Description of Business

Minimum Offering Proceeds – Escrow of Subscription Proceeds, page 33

14. We note your disclosure that the company will have 180 days from qualification to achieve your minimum offering amount. We note that on your cover page you state that the Offering Period will end on the earlier of (i) the date you sale the maximum number of units being offering, (ii) one year from the date of qualification and (iii) a date less than one year if your management decides to terminate the offering. Please reconcile this disclosure or advise.

Financial statements, page 46

15. We reissue our prior comment 20. Refer to the Profit and Loss Statements on pages 48, 53 and 58. Please revise to include basic earnings/loss per share amounts pursuant to ASC 260-10-45.

16. Please revise the Statement of Cash Flows on page 49 to ensure that net income for 2014 agrees with the Profit and Loss Statement on page 48 and that Cash as of January 1, 2014 agrees with cash on the Balance Sheet as of December 31, 2013 on page 53. Also, please revise to classify the loan from DZ as a financing activity.

17. We reissue our prior comment 21. Refer to the Statement of Shareholder's Equity on pages 50, 55 and 60. Please revise the statement to present an ending balance of Total Equity that agrees to the amounts presented on the Balance Sheets for each of the periods presented.

18. We reissue our prior comment 22. Please provide an accounting policy for the capitalization of Startup Costs. The policy should explain the nature of the costs and the basis for capitalization of those costs. Please also revise the accounting policy or the face of the Profit and Loss Statements to describe the nature of the line item "Payout" in greater detail.

Part III - Exhibits

19. Please file a copy of your bylaws with your next amendment.

Exhibit L

20. Please file a signed copy of this agreement.

21. Paragraph 5 incorrectly indicates that securities sold in this offering will be registered under Section 5 of the Securities Act of 1933. Please revise.

22. We note references throughout this agreement that Alternative Securities Markets Group Corporation is a "securities market" which lists and promotes securities on a "Primary and Secondary Private Alternative Securities Market." Please clarify the nature of this "securities market" and clarify that it is not a registered national securities exchange.

Exhibit O

23. We note that page 3 of the subscription agreement requires the purchaser to represent that he/she "processes [sic] sufficient information to under the merits and risks associated with the investment. Please note that a subscriber should not be required to acknowledge that she "understands" the terms of the offering. Please revise your subscription agreement accordingly.

24. Please revise section 12 to reflect that the shares will be offered only in California.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dean Zanetos
Broadcast 3DTV, Inc.
April 22, 2015
Page 6

Please refer to Rules 251 and 252 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director